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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                   CPI CORP.
                               (NAME OF ISSUER)

                                   CPI CORP.
                     (NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, PAR VALUE $.40 PER SHARE                125902106
    (TITLE OF CLASS OF SECURITIES)      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                ALYN V. ESSMAN
                                   CPI CORP.
                            1706 WASHINGTON AVENUE
                          ST. LOUIS, MISSOURI 63103
                                (314) 231-1575
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF PERSONS(S) FILING STATEMENT)

                               ----------------

                                  COPIES TO:

                          WILLIAM F. WYNNE, JR., ESQ.
                                 WHITE & CASE
                         1155 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10036
                                (212) 819-8200

                                OCTOBER 7, 1996
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                               ----------------

                           CALCULATION OF FILING FEE

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
           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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
                 $49,500,000                                       $9,900

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* Calculated solely for the purpose of calculating the filing fee, based on the purchase of 2,250,000 shares at $22.00 per share.

[_Check]box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable           Filing party: Not applicable
Form or Registration No.:  Not applicable           Date Filed:   Not applicable

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

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is CPI Corp. (the "Company"), and the address of its principal executive office is 1706 Washington Avenue, St. Louis, Missouri 63103.

  (b) This Schedule 13E-4 relates to the offer (the "Offer") by the Company to purchase up to 2,250,000 shares of its common stock, $.40 par value per share (the "Shares") (including the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of May 1, 1989, between the Company and the Rights Agent named therein, as amended), at prices not in excess of $22.00 nor less than $19.00 per Share in cash, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The information set forth in the Introduction to, and in Sections 1 and 10 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in the Introduction to and in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in the Introduction to and in Section 8 of the Offer to Purchase is incorporated herein by reference.

  (b) Not Applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a-j) The information set forth in the Introduction to and in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in Section 10 of the Offer to Purchase and the information set forth in Schedule A thereto, is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a-b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Not Applicable.

  (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

  (d) None.

  (e) None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Form of Offer to Purchase dated October 7, 1996
   (a)(2) Form of Letter of Transmittal dated October 7, 1996, together with
          Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9
   (a)(3) Form of Notice of Guaranteed Delivery
   (a)(4) Form of letter from CS First Boston to Brokers, Dealers, Commercial
          Banks, Trust Companies and other Nominees dated October 7, 1996
   (a)(5) Form of letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and other Nominees dated October 7, 1996
   (a)(6) Form of letter to stockholders from Alyn V. Essman, Chairman of the
          Board and Chief Executive Officer of the Company dated October 7,
          1996
   (a)(7) Summary Advertisement dated October 7, 1996
   (a)(8) Press Release dated October 7, 1996
   (b)    Not Applicable.
   (c)    Not Applicable.
   (d)    Not Applicable.
   (e)    Not Applicable.
   (f)    Not Applicable.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 1996

                                   CPI Corp.

                                           /s/ Alyn V. Essman
                                   -------------------------------------
                                   (Name)  Alyn V. Essman
                                   (Title) Chairman and Chief Executive Officer

                                 EXHIBIT INDEX

                                                                          PAGE
                                                                          ----
 (a)(1) Form of Offer to Purchase dated October 7, 1996
 (a)(2) Form of Letter of Transmittal dated October 7, 1996, together with Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9
 (a)(3) Form of Notice of Guaranteed Delivery
 (a)(4) Form of letter from CS First Boston to Brokers, Dealers,
        Commercial Banks, Trust Companies and other Nominees dated
        October 7, 1996
 (a)(5) Form of letter to Clients for use by Brokers, Dealers,
        Commercial Banks, Trust Companies and other Nominees dated
        October 7, 1996
 (a)(6) Form of letter to stockholders from Alyn V. Essman, Chairman of the Board and Chief Executive Officer of the Company dated
        October 7, 1996
 (a)(7) Summary Advertisement dated October 7, 1996
 (a)(8) Press Release dated October 7, 1996